SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2007

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3ASR (File No. 333-137695), Form F-4 (File No. 333-146245) and Form F-4 (File No. 333-146247).

“América Móvil informs about the situation of its subsidiary in Ecuador"

MÉXICO, CITY, MÉXICO, November 9 2007 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced that its Ecuadorian subsidiary, Consorcio Ecuatoriano de Telecomunicaciones S.A., Conecel (“Conecel”), has been notified by the Ecuadorian Telecommunications Agency (Secretaría Nacional de Telecomunicaciones – Senatel) about the commencement of an administrative proceeding for the termination of its license to provide mobile telecommunication services in Ecuador for alleged violations of certain service requirements in the license. Conecel has held this license and provided mobile service in Ecuador since 1993, and the license expires in August 2008. In accordance with its mobile license agreement, Conecel has a period of 30 days to demonstrate compliance with the terms and conditions of the license. In addition, Conecel may pursue dispute resolution procedures under the agreement or under law.

About AMX

AMX is the leading provider of wireless services in Latin America. As of September 30, 2007, it had 143 million wireless subscribers and 3.8 million landlines in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer